UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission file number 001-32395

CONOCOPHILLIPS SAVINGS PLAN

(Full title of the Plan)

ConocoPhillips

(Name of issuer of securities)

600 North Dairy Ashford Houston, Texas	77079
(Address of principal executive office)	(Zip code)

FINANCIAL STATEMENTS AND EXHIBITS

(a)	Financial Statements

Financial statements of the ConocoPhillips Savings Plan, filed as part of this annual report, are listed in the accompanying index.

(b)	Exhibits

Exhibit 23	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the ConocoPhillips Company Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CONOCOPHILLIPS COMPANY
BENEFITS COMMITTEE

/s/ Lynn A. Tramel
Lynn A. Tramel, Chair
ConocoPhillips Company Benefits Committee

June 21, 2017

Index To Financial Statements	ConocoPhillips Savings Plan
And Schedule

Report of Independent Registered Public Accounting Firm

The ConocoPhillips Company Benefits Committee

ConocoPhillips Savings Plan

We have audited the accompanying statements of net assets available for benefits of ConocoPhillips Savings Plan as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of ConocoPhillips Savings Plan at December 31, 2016 and 2015, and the changes in its net assets available for benefits for the year ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of ConocoPhillips Savings Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

Tulsa, Oklahoma

June 21, 2017

Statements of Net Assets	ConocoPhillips Savings Plan
Available for Benefits

	Thousands of Dollars
At December 31	2016	2015

Assets
Receivables:
Company contributions receivables	16	1,220
Notes receivable from participants	35,966	40,032

Total receivables	35,982	41,252

Investments, at fair value	5,449,668	5,375,552
Plan interest in Stable Value Fund Master Trust	1,421,277	1,463,159

Net assets available for benefits	$6,906,927	$6,879,963

See Notes to Financial Statements.

Statement of Changes In Net	ConocoPhillips Savings Plan
Assets Available for Benefits

Year Ended December 31, 2016	Thousands of Dollars

Additions
Company matching contributions	$57,369
Active employee contributions	103,624
Rollovers	157,219

Total contributions	318,212

Investment income
Dividends and interest	120,389
Plan interest in Stable Value Fund Master Trust	31,994
Net appreciation in fair value of investments	327,054

Total investment income	479,437

Interest income on notes receivable from participants	1,232
Other additions	202

Total additions	799,083

Deductions
Distributions to participants or their beneficiaries	770,789
Administrative expenses	1,235
Other deductions	95

Total deductions	772,119

Net Increase	26,964

Net assets available for benefits
Beginning of year	6,879,963

End of year	$6,906,927

See Notes to Financial Statements.

Notes To Financial Statements	ConocoPhillips Savings Plan

Note 1--Plan Description

The following description of the ConocoPhillips Savings Plan (Plan) is as of December 31, 2016, and provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution, 401(k) profit sharing plan, which includes an employee stock ownership plan (ESOP) component. The Vanguard Group, Inc. serves as record keeper. Vanguard Fiduciary Trust Company (Vanguard) serves as a trustee for the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Eligibility

Generally, active employees of ConocoPhillips Company (Company or COP) and its subsidiaries, wholly-owned subsidiaries of ConocoPhillips, on the direct U.S. dollar payroll are eligible to participate in the Plan.

Contributions

Most U.S. employees are eligible to participate in the Plan. Employees can deposit up to 75 percent of their eligible pay, subject to statutory limits, in the Plan to a variety of investment funds. Effective January 1, 2016, employees who participate in the Plan and contribute 1 percent of their eligible pay receive a 6 percent company cash match with a potential company discretionary cash contribution of up to 6 percent. Through 2015, employees who participated in the Plan and contributed 1 percent of their eligible pay received a 9 percent company cash match, subject to certain limitations.

Active employees are eligible to make catch-up contributions to the Plan beginning in the year they attain the age of 50.

Plan assets are invested in a variety of investment funds; however, the DuPont Stock Fund, Chemours Stock Fund, ConocoPhillips Leveraged Stock Fund, Phillips 66 Leveraged Stock Fund, and Phillips 66 Stock Fund are closed to new investment elections. Effective October 31, 2017, the DuPont Stock Fund and the Chemours Stock Fund will be removed as investment options under the Plan. Investments in the Plan are participant-directed.

Participant Accounts

Each participant’s account is credited with the active employee contributions, Company contributions, Plan earnings and losses, and charged with an allocation of investment and administrative expenses, as applicable. Allocations are based on participant earnings or account balances. Recordkeeping expenses are charged directly to each participant’s account on a quarterly basis. The benefit to which a participant is entitled is the balance in the participant’s vested account.

Vesting

Participants are immediately vested in all amounts credited to their accounts in all funds.

Voting Rights

As a beneficial owner of ConocoPhillips Stock, Plan participants and beneficiaries are entitled to direct the trustee to vote the ConocoPhillips Stock attributable to their accounts.

Diversification

Generally, participants may make unlimited exchanges out of any investment fund in any dollar amount, whole percentages, or shares of their account to another investment fund subject to the exchange rules of the Plan. In addition, using selected investment percentages, a participant may request a reallocation of both the existing account and future contribution allocations or a rebalancing of the participant’s existing account.

Share Accounting Method for ConocoPhillips Stock

Any shares purchased or sold for the Plan on any business day are valued at the Participant Transaction Price, as defined by the Plan, which is calculated using a weighted-average price of the ConocoPhillips Stock traded on that business day and any carryover impact as described in the Plan.

Distributions

Total distributions from participant accounts can be made upon the occurrence of specified events, including the attainment of the age of 59 1⁄2, death, disability, or termination of employment. Partial distributions are permitted in cases of specified financial hardship.

Installment Payments

A terminated employee or a beneficiary who is the surviving spouse of a participant is eligible to elect a distribution based on a fixed dollar amount or life expectancy installment payments.

Dividend Pass Through

A participant can make an election to receive cash dividends from the ConocoPhillips Stock Fund and the ConocoPhillips Leveraged Stock Fund on a portion of that participant’s account invested in ConocoPhillips Stock. The distribution of these dividends is made on each dividend payment date.

Forms of Payment

Generally, distributions from participant accounts invested in ConocoPhillips Stock, Phillips 66 Stock, DuPont Stock, and Chemours Stock can be made in cash, stock, or a combination of both. Distributions from all other funds in the Plan are made in cash. An election to make an eligible rollover distribution is also available.

Participant Loans

Active employee participants can request a loan from their account in the Plan. The minimum loan is $1,000. Generally, the maximum loan is the lesser of $50,000 or one-half of the vested value of the participant’s account. For those eligible for loans, three outstanding loans are available at any one time, one of which can be a home loan. The maximum term of a home loan is 238 months, and the maximum term of a general purpose loan is 58 months.

Trust Agreements

The trust agreement with Vanguard provides for the administration of certain assets in the Plan.

Additionally, the Stable Value Fund (SVF) is managed under the Stable Value Fund Master Trust Agreement. The assets in this fund include stable value investment contracts and short-term investments. The trustee is State Street Bank and Trust Company. Underlying the stable value investment contracts are units of common collective trust (CCT) funds.

Administration

The Plan is administered by the ConocoPhillips Company Benefits Committee (Committee). Members of the Committee are appointed by the Board of Directors of the Company and serve without compensation, but are reimbursed by the Company for necessary expenditures incurred in the discharge of their duties. Administrative expenses of the Plan are paid from assets of the Plan to the extent allowable by law, unless paid by the Company.

Note 2--Significant Accounting Policies

Basis of Presentation

The Plan’s financial statements are presented on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (GAAP). Distributions to participants or their beneficiaries are recorded when paid.

Notes Receivable From Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2016 or 2015. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

New Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update ASU 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent), (ASU 2015-07). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification (ASC) 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for entities (other than public business entities) for fiscal years beginning after December 15, 2016, with retrospective application to all periods presented. Early application is permitted. We elected to adopt the amendments of this ASU early.

In February 2017, the FASB issued ASU 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting. ASU 2017-06 requires for each master trust in which a plan holds an interest, the plan’s interest in the master trust and any change in those interests be presented in separate line items in the statement of net assets available for benefits and in the statement of changes in net assets available for benefits. The amendments in this ASU also remove the requirement to disclose the percentage interest in the master trust for plans with divided interests and require that all plans disclose the dollar amount of their interest in each of the general types of investments held by the master trust, which supplements the existing requirement to disclose the master trust’s balances in each general type of investments. The amendments in this ASU also require all plans to disclose (1) their master trust’s other asset and liability balances and (2) the dollar amount of the plan’s interest in each of those balances. This ASU is effective for fiscal years beginning after December 15, 2018, with retrospective application to all periods presented. Early adoption is permitted. While we continue to evaluate the ASU, we do not expect the adoption of the ASU to have a material impact on the Plan’s financial statements and disclosures.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Note 3--Investments

Investment Valuation and Income Recognition

Investments held by the Plan (except the Stable Value Fund) are stated at fair value less costs to sell, if those costs are significant. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).

Common stock values are based on their quoted market prices. Mutual funds are valued using quoted market prices, which represent the net asset values of shares held by the Plan at year-end. In 2015, Vanguard Target Retirement Funds, which are mutual funds, were replaced with Vanguard Target Retirement Trusts, which are investments in CCTs. The fair value of each Vanguard Target Retirement Trust reflects the Trust’s proportionate interest in the CCTs (see Note 9). These CCTs are valued at the net asset value (NAV) as determined by the issuer based on the fair value of the underlying investments. The assets in the SVF include investment contracts and a short-term investment fund (STIF). The SVF invests in fully benefit-responsive investment contracts. These investment contracts are recorded at contract value (see Note 9). Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses. The investment contracts are backed by units of CCTs. The STIF is valued at amortized cost, which approximates fair value. (See Note 9 for more detail on the SVF.)

Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Investment securities are exposed to various risks, including interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 4--Fair Value Measurements

ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2	Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value.

	Thousands of Dollars
	Assets at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total

Mutual Funds	$2,513,626	$—	$—	$2,513,626
Common Stock	2,153,760	—	—	2,153,760

Total in fair value hierarchy	$4,667,386	$—	$—	$4,667,386

Investments measured at net asset value*
Common Collective Trusts				782,282

Total investments, at fair value				$5,449,668

	Thousands of Dollars
	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total

Mutual Funds	$2,477,319	$—	$—	$2,477,319
Common Stock	2,202,808	—	—	2,202,808

Total in fair value hierarchy	$4,680,127	$—	$—	$4,680,127

Investments measured at net asset value*
Common Collective Trusts				695,425

Total investments, at fair value				$5,375,552

* In accordance with FASB ASC Subtopic 820-10, “Fair Value Measurement – Overall”, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in the tables are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

Common collective trusts are comprised of Vanguard Target Retirement Trusts.

Note 5--Employee Stock Ownership Plan

All ConocoPhillips Stock held by the Plan is considered part of the ESOP. This includes the ConocoPhillips Stock Fund and the ConocoPhillips Leveraged Stock Fund. The ConocoPhillips Stock Fund contains shares of ConocoPhillips Stock purchased with active employee contributions, Company contributions, dividends reinvested in participant accounts, and shares allocated to participant accounts as a result of allocations other than those purchased with the proceeds of acquisition loans. The ConocoPhillips Leveraged Stock Fund primarily contains shares of ConocoPhillips Stock that were purchased with the proceeds of acquisition loans and allocated to participant accounts as a result of allocations. Participants may direct that all of these contributions be exchanged from the ConocoPhillips Stock Fund and the ConocoPhillips Leveraged Stock Fund into other investment funds at any time.

Note 6--Tax Status

The Plan received a determination letter from the Internal Revenue Service (IRS) dated June 6, 2017, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to our submission to the IRS for the determination letter, the Plan has been amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Committee believes the Plan, as amended, is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Committee has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 7--Party-in-Interest Transactions

Certain of the Plan’s assets are invested in ConocoPhillips Stock. Because ConocoPhillips is the ultimate parent of the Company, transactions involving ConocoPhillips Stock qualify as party-in-interest transactions. In addition, certain investments of the Plan are in shares of mutual funds and CCTs managed by Vanguard. Because Vanguard is the Plan’s trustee, these transactions also qualify as party-in-interest transactions. All of these types of transactions are exempt from the prohibited transaction rules.

Note 8--Plan Termination

In the event of termination of the Plan, participants and beneficiaries of deceased participants would be vested with respect to, and would receive, within a reasonable time, any funds in the participants’ accounts as of the date of the termination.

Note 9--Stable Value Fund and Vanguard Target Retirement Trusts

Stable Value Fund

At December 31, 2016 and 2015, one investment option of the Plan, the SVF, was held in a master trust.

The Plan’s share of SVF Master Trust net assets was 100% as of December 31, 2016 and 2015. The SVF consists of a STIF and synthetic investment contracts (SYNs). The STIF seeks to provide safety of principal and daily liquidity by investing in high-quality money market instruments that include, but are not limited to, certificates of deposit, repurchase agreements, commercial paper, bank notes, time deposits, corporate debt, and U.S. Treasury and agency debt. While the intent of this fund is to allow daily withdrawals on each business day when the Federal Reserve’s wire system is open, the trustee of the fund may suspend withdrawal rights at its sole discretion in certain situations such as a breakdown in the means of communication normally employed in determining the value of the investments of the fund or a state of affairs in which the disposition of the assets of the fund would not be reasonably practicable or would be seriously prejudicial to the fund participants. In a SYN contract structure, the underlying investments are owned by the SVF Master Trust and held in trust for Plan participants. The underlying investments of the SYNs in the SVF Master Trust consist of CCTs. The SVF Master Trust purchases a wrapper contract from an insurance company or bank to provide market and cash flow protection to the Plan. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed-income investments, typically over the duration of the investment, through adjustments to the future interest crediting rate. The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero.

The SVF values as of December 31, 2016 and 2015 were as follows:

	Thousands of Dollars
December 31	2016	2015

Short-term investment fund at fair value	$38,094	58,901
Fully benefit-responsive investment contracts at contract value	1,383,183	1,404,258

Net assets available for benefits	$1,421,277	$1,463,159

The significant components of the changes in net assets relating to the SVF are as follows:

Year Ended December 31, 2016	Thousands of Dollars
Contributions	$71,576
Interest income, net	31,994
Interfund transfers in, net	46,124
Other Additions	20
Distributions	(190,457)
Participant loans	(1,013)
Other deductions	(126)

Net decrease	(41,882)
Beginning of year	1,463,159

End of year	$1,421,277

Certain events might limit the ability of the Plan to transact at contract value with the contract issuers. These events include, but are not limited to, termination of the Plan or SVF, a material adverse change to the provisions of the Plan, a decision by the administrators of the Plan to withdraw from or terminate an investment contract without securing a replacement contract, and in the event of a spin-off or sale of a division if the terms of a successor plan do not meet the investment contract issuer’s underwriting criteria for issuance of a clone investment contract. However, the Committee does not anticipate that the events described above are probable of occurring in the foreseeable future.

Examples of events that would permit a contract issuer to terminate an investment contract upon short notice include the Plan’s loss of its qualified tax status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these occurred, the investment contract issuer could terminate the investment contract at fair value. The Committee does not anticipate that any of these events are probable of occurrence.

The following tables set forth by level, within the fair value hierarchy, the SVF Master Trust’s investment assets at fair value.

	Thousands of Dollars
	Assets at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total

Short-term investment fund	—	38,094	—	38,094

Total SVF Master Trust investment assets at fair value	$—	$38,094	$—	$38,094

	Thousands of Dollars
	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total

Short-term investment fund	—	58,901	—	58,901

Total SVF Master Trust investment assets at fair value	$—	$58,901	$—	$58,901

Vanguard Target Retirement Trusts

The Vanguard Target Retirement Trusts are highly diversified funds whose objective is to offer an appropriate balance of risk and return at every stage of retirement investing. The year in the trust name refers to the approximate year (the target date) when an investor in the trust would retire and leave the workforce. Each trust automatically rebalances and adjusts its asset mix over time, gradually shifting to become more conservative as the trust approaches its target retirement date.

The Trustee of the Vanguard Target Retirement Trusts, in its sole discretion, but upon consultation with the Plan, shall decide whether to honor a redemption request in cash, in kind, or a combination of both. The Trustee will use its best efforts to distribute proceeds to the redeeming Plan as soon as practicable; provided however, that (i) cash proceeds from the sale of securities liquidated to fund a withdrawal need not be paid until after the actual settlement date or dates of the sale of such securities; and (ii) the Trustee may suspend redemptions and/or postpone the payment of redemption proceeds at times when the New York Stock Exchange is closed or during other emergency circumstance.

Schedule H, Line 4i —	ConocoPhillips Savings Plan
Schedule of Assets (Held at End of Year)	EIN 73-0400345, Plan 022

At December 31, 2016

(a)(b)	(c)	Thousands of Dollars
Identity of issue	Description of investment including	(d)	(e)
borrower, lessor	maturity date, rate of interest,	Historical	Current
or similar party	collateral, par or maturity value	Cost	Value

* ConocoPhillips	4,946,849 shares, ConocoPhillips Leveraged Stock Fund	$ **	$248,035

* ConocoPhillips	22,947,806 shares, ConocoPhillips Stock Fund	**	1,150,603

Phillips 66	2,352,395 shares, Phillips 66 Leveraged Stock Fund	**	203,270

Phillips 66	5,759,071 shares, Phillips 66 Stock Fund	**	497,641

DuPont	696,672 shares, DuPont Stock Fund	**	51,136

Chemours	139,191 shares, Chemours Stock Fund	**	3,075

Fidelity Investments	1,163,489 units, Fidelity Low-Priced Stock Fund	**	57,511

PIMCO Funds	6,981,478 units, PIMCO Total Return Fund – Institutional Class	**	70,024

* The Vanguard Group	2,794,867 units, Vanguard Balanced Index Fund Inst	**	86,976

	5,249,549 units, Vanguard Infla-Protected Sec Inst Fund	**	54,490

Schedule H, Line 4i —	ConocoPhillips Savings Plan
Schedule of Assets (Held at End of Year)	EIN 73-0400345, Plan 022

At December 31, 2016

(a)(b)	(c)	Thousands of Dollars
Identity of issue	Description of investment including	(d)	(e)
borrower, lessor	maturity date, rate of interest,	Historical	Current
or similar party	collateral, par or maturity value	Cost	Value

* The Vanguard Group	1,988,033 units, Vanguard Inst Index Fund	**	405,241

	1,012,927 units, Vanguard International Growth Fund	**	68,200

	166,450,260 units, Vanguard Prime MM Admiral Fund	**	166,450

	1,973,724 units, Vanguard International Value Fund	**	62,666

	23,929,837 units, Vanguard Total Bond Mkt Inst Fund	**	254,853

	664,124 units, Vanguard Mid-Cap Index Inst Fund	**	117,889

	1,553,529 units, Vanguard Total Int’l Stock Idx Fund	**	153,054

	2,155,083 units, Vanguard PRIMECAP Fund	**	234,538

	2,310,757 units, Vanguard Small-Cap Growth Idx Ins Fund	**	86,584

	2,969,263 units, Vanguard Small-Cap Value Idx Ins Fund	**	86,257

	1,584,628 units, Vanguard Total Stock Market Idx Inst Fund	**	166,671

	951,761 units, Vanguard Extended Mkt Index Inst Fund	**	69,212

Schedule H, Line 4i —	ConocoPhillips Savings Plan
Schedule of Assets (Held at End of Year)	EIN 73-0400345, Plan 022

At December 31, 2016

(a)(b)	(c)	Thousands of Dollars
Identity of issue	Description of investment including	(d)	(e)
borrower, lessor	maturity date, rate of interest,	Historical	Current
or similar party	collateral, par or maturity value	Cost	Value

* The Vanguard Group	1,382,110 units, Vanguard Value Index Fund Inst	**	50,074

	1,096,252 units, Vanguard Growth Index Fund Ins	**	62,826

	2,437,153 units, Vanguard Wellington Fund	**	164,386

	1,535,269 units, Vanguard Windsor II Fund	**	95,724

	680,259 units, Vanguard Target Retirement 2010 Trust	**	27,795

	1,751,493 units, Vanguard Target Retirement 2015 Trust	**	75,910

	3,622,991 units, Vanguard Target Retirement 2020 Trust	**	163,940

	2,839,783 units, Vanguard Target Retirement 2025 Trust	**	132,391

	1,763,867 units, Vanguard Target Retirement 2030 Trust	**	84,630

	1,316,063 units, Vanguard Target Retirement 2035 Trust	**	64,922

	1,131,295 units, Vanguard Target Retirement 2040 Trust	**	56,678

	1,103,991 units, Vanguard Target Retirement 2045 Trust	**	55,398

Schedule H, Line 4i —	ConocoPhillips Savings Plan
Schedule of Assets (Held at End of Year)	EIN 73-0400345, Plan 022

At December 31, 2016

(a)(b)	(c)	Thousands of Dollars
Identity of issue	Description of investment including	(d)	(e)
borrower, lessor	maturity date, rate of interest,	Historical	Current
or similar party	collateral, par or maturity value	Cost	Value

* The Vanguard Group	858,513 units, Vanguard Target Retirement 2050 Trust	**	43,097

	410,433 units, Vanguard Target Retirement 2055 Trust	**	20,575

	133,504 units, Vanguard Target Retirement 2060 Trust	**	4,027

	1,360,374 units, Vanguard Target Retirement Income Trust	**	52,919

* Participants	Loans to Plan participants, Interest rates ranging from 3.25% to 9.5%	**	35,966

			$ 5,485,634

*	Party-in-interest
**	Historical cost information is not required for participant-directed investments.

Exhibit Index	ConocoPhillips Savings Plan
EIN 73-0400345, Plan 022

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm